Exhibit (a)(1)(c)

POLYCOM, INC.
OFFER TO EXCHANGE OPTIONS
ELECTION FORM

Before signing this election form, please make sure you have received, read and understand the documents that make up this offer, including: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the memorandum from Robert Hagerty, Chairman of the Board, Chief Executive Officer and President of Polycom, Inc., dated May 28, 2003; (3) this election form; and (4) the withdrawal form.  The offer is subject to the terms of these documents as they may be amended.  The offer provides eligible employees who hold eligible stock options the opportunity to exchange these options for new options covering a 0.80 shares of Polycom common stock for each share of Polycom common stock underlying the exchanged options.  These new options will have an exercise price at least equal to the closing price of our common stock as reported on the Nasdaq National Market on December 29, 2003 (or, if you live and work in France, on the applicable grant date of your new option).  This offer expires at 5:00 p.m., Pacific Time on June 25, 2003.  PLEASE FOLLOW THE INSTRUCTIONS ATTACHED TO THIS FORM.

Fractional shares will be rounded up to the nearest whole share.  Any election to exchange options means that you will also have to exchange all options granted to you on or after November 28, 2002, which will be exchanged for new options based on the above exchange ratio.  Except for employees in France, each new option will have the same vesting schedule as the exchanged option it replaces, but new options will not vest between the cancellation date of the exchanged option and the new option grant date.  Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date.  However, you will be restricted from exercising new options for a period of six months following the new option grant date.  If you live in France, the vesting of your new option will be different, as explained in Schedule F to the offer to exchange.

You will lose your rights to all outstanding unexercised shares under options that are cancelled under the offer.  Your cancelled options will not be reinstated and you will not receive new options if your employment with Polycom or one of its subsidiaries ends for any reason before December 29, 2003.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE.

Subject to the above understandings, if you would like to participate in the offer, please indicate your election by checking the box below, listing the option grants you would like to have exchanged, and filling out and signing this election form.  Please be sure to follow the instructions, which are attached.

You may withdraw your acceptance of the offer by submitting a withdrawal form prior to the cutoff date and time of 5:00 p.m., Pacific Time, June 25, 2003.

☐                                    Yes, I wish to tender for exchange each of the options listed below (and on any additional sheets which I have attached to this form).  I understand that if I wish to exchange any of my options, this list will automatically include all options granted to me since November 28, 2002, regardless of exercise price:

Grant Number	Grant Date	Exercise Price	Total Number of Unexercised Shares Subject to the Option (Shares to Be Cancelled)

☐                                    I have attached an additional sheet listing my name and any additional grants I wish to cancel.

All of these options will be irrevocably cancelled on June 26, 2003 (including all options granted to you on or after November 28, 2002).

Employee Signature	Employee ID Number

Employee Name (Please print)	E-mail Address	Date and Time

RETURN TO HELEN IDNANI, MANAGER, EQUITY PROGRAMS, NO LATER THAN 5:00 P.M., PACIFIC TIME
ON JUNE 25, 2003 VIA FACSIMILE AT (925) 924-5797 OR HAND DELIVERY

POLYCOM, INC. WILL SEND AN E-MAIL
CONFIRMATION WITHIN TWO (2) BUSINESS DAYS OF RECEIPT

POLYCOM, INC.
OFFER TO EXCHANGE OPTIONS

INSTRUCTIONS TO THE ELECTION FORM
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.                                      Delivery of Election Form.

A properly completed and executed original of this election form (or a facsimile of it), and any other documents required by this election form, must be received by Helen Idnani, Manager, Equity Programs, either via hand delivery at Polycom, Inc., 4750 Willow Road, Pleasanton, California 94588, attention: Helen Idnani, or via facsimile (fax number: (925) 924-5797), on or before 5:00 p.m., Pacific Time on June 25, 2003 (referred to as the expiration date).

The delivery of all required documents, including election forms, is at your risk.  Delivery will be deemed made only when actually received by Polycom, Inc. (sometimes referred to as the Company).  You may hand deliver your election form to Helen Idnani at Polycom, Inc., 4750 Willow Road, Pleasanton, California 94588, or you may fax it to Ms. Idnani at (925) 924-5797.  In all cases, you should allow sufficient time to ensure timely delivery.  We intend to confirm the receipt of your election form within two (2) business days; if you have not received such a confirmation of receipt, it is your responsibility to ensure that your election form has been received by Helen Idnani.

However, our receipt of your election form is not by itself an acceptance of your options for exchange.  For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when we give oral or written notice to the option holders generally of our acceptance for exchange of such options, which notice may be made by press release or via e-mail.

The Company will not accept any alternative, conditional or contingent tenders.  Although it is our intent to send you a confirmation of receipt of this election form, by signing this election form, you waive any right to receive any notice of the receipt of the tender of your options, except as provided for in the offer to exchange.  Any confirmation of receipt sent to you will merely be a notification that we have received your election form and does not mean that your options have been cancelled.  Your options that are accepted for exchange will be cancelled on or about June 26, 2003, which is the first business day following the expiration of the offer.

2.                                      Withdrawal and Additional Tenders.

Tenders of options made through the offer may be withdrawn at any time before 5:00 p.m., Pacific Time on June 25, 2003.  If the Company extends the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer.  In addition, although the Company currently intends to accept your validly tendered options promptly after the expiration of the offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on July 23, 2003, you may withdraw your tendered options at any time thereafter.  To withdraw tendered options you must hand deliver or fax (fax number: (925) 924-5797) a signed and dated withdrawal form, with the required information, to Helen Idnani while you still have the right to withdraw the tendered options.  You may not rescind any withdrawal and any eligible options withdrawn will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date.  To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Helen Idnani before the expiration date by following the procedures described in these instructions.  Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form and any withdrawal form you have submitted.  Upon the receipt of such a new, properly filled out, signed and dated election form, any previously submitted election form or withdrawal form will be disregarded and will be considered replaced in full by the new election form.

If you do not wish to withdraw any options from the offer, but would like to elect to tender additional options for exchange, you must submit a new election form to Helen Idnani before the expiration date by following the procedures described in these instructions.  This new election form must be signed and dated after your original election form.  It must be properly completed and it must list all of the options you wish to tender for exchange.  Upon the receipt of such a new, properly filled out, signed and dated election form, any previously submitted election form or withdrawal form will be disregarded and will be considered replaced in full by the new election form.

3.                                      Inadequate Space.

If the space provided in this election form is inadequate, the information requested by the table on this election form regarding the options to be tendered should be provided on a separate schedule attached to this election form.  Print your name on this schedule and sign it.  The schedule should be delivered with the election form, and will thereby be considered part of this election form.

4.                                      Tenders.

If you intend to tender options through the offer, you must complete the table on this election form by providing the following information for each option that you intend to tender:

•                 grant number

•                 grant date,

•                 exercise price, and

•                 the total number of unexercised option shares subject to the option.

As more fully set forth in the offer to exchange, the Company will not accept partial tenders of options.  Accordingly, you may elect to exchange all or none of the unexercised shares subject to the eligible options you elect to exchange.  In addition, if you participate in this offer at all, you must elect to exchange all options granted to you since November 28, 2002.

5.                                      Signatures on This Election Form.

If this election form is signed by the holder of the options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the options are subject without alteration, enlargement or any change whatsoever.  If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change.

If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of that person to act in that capacity must be submitted with this election form.

6.                                      Other Information on This Election Form.

In addition to signing this election form, you must print your name and indicate the date and time at which you signed.  You must also include a current e-mail address and your employee identification number.

7.                                      Requests For Assistance or Additional Copies.

Any questions or requests for assistance, as well as requests for additional copies of the offer to exchange or this election form may be directed to Helen Idnani, at Polycom, Inc., 4750 Willow Road, Pleasanton, California 94588, telephone number (925) 924-5624.  Copies will be furnished promptly at the Company’s expense.

8.                                      Irregularities.

We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options.  Our determination of these matters will be final and binding on all parties.  We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept.  We will accept all properly tendered options that are not validly withdrawn.  We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options.  No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us.  Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice.  This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

Important:  The election form (or a facsimile copy of it) together with all other required documents must be received by Helen Idnani, on or before 5:00 p.m., Pacific Time, on June 25, 2003.

9.                                      Additional Documents to Read.

You should be sure to read the offer to exchange, all documents referenced therein, and the memorandum from Robert Hagerty, Chief Executive Officer of the Company, dated May 28, 2003, before deciding to participate in the offer.

10.                               Important Tax Information.

If you live and work in the United States of America, you should refer to Section 14 of the offer to exchange, which contains important U.S. federal income tax information.  We also recommend that you consult with your personal advisors before deciding whether or not to participate in this offer.

If you live and work in Australia, Canada, France, Germany, Hong Kong, Israel, Japan, Mexico, the Netherlands, the Philippines, Singapore, Thailand or the United Kingdom, you should refer to Schedules D through P attached to the offer to exchange, which contain important income tax information.  We also recommend that you consult with your personal advisors before deciding whether or not to participate in this offer.

11.                               Miscellaneous.

A.                                   Data Privacy.  Employees who live and work in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom should refer to the applicable country-specific schedule attached to this offer to exchange for any data privacy regulation requirements that may apply to you.

B.                                     Acknowledgement and Waiver.  By accepting this offer, you acknowledge that: (1) your acceptance of the offer is voluntary; (2) your acceptance of the offer shall not create a right to further employment with your employer and shall not interfere with the ability of your employer to terminate your employment relationship at any time with or without cause; (3) no claim or entitlement to compensation or damages arises from the termination or diminution in value; (4) the future value of the Company’s shares is uncertain and cannot be predicted with certainty; and (v) the offer, the exchanged options and the new options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.